Exhibit 12.0
Ratio of Earnings to Fixed Charges

The following table shows the ratio of earnings to fixed charges for the Company, on a consolidated basis.

	2016	2015	2014	2013	2012
Consolidated ratios of earnings to fixed charges
Excluding interest on deposits	12.87	13.23	10.27	9.90	9.84
Including interest on deposits	6.54	6.96	5.74	5.03	4.21

The ratio of earnings to fixed charges is calculated as net income before income taxes plus fixed charges minus interest capitalized.

Fixed charges, excluding interest on deposits, consist of:

• Contractual interest on short-term borrowing and long-term debt,

• Amortization of debt issuance costs,

• Capitalized interest, and

• Amortization of fair value of adjustments for instruments assumed in purchase business combinations.

Fixed charges, including interest on deposits, consist of all of the items listed immediately above and interest on deposits.